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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                             SCHEDULE  13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 15)*


                            Uni-Marts, Inc.
                  -----------------------------------
                           (Name of Issuer)

                             Common Stock
                  -----------------------------------
                    (Title of Class of Securities)

                              904571 30 4
                  ----------------------------------
                            (CUSIP Number)

                             Annual Report
        -------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule if filed:

     /   / Rule 13d-1(b)

     /   / Rule 13d-1(c)

     / X / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                   (Continued on following page(s))

                           Page 1 of 5 Pages
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CUSIP No. 904571 30 4                       13G              Page 2 of 5

     1.      Name of Reporting Person

             Daniel D. Sahakian


     2.      Check the Appropriate Box if a Member of a Group
                                                             __
                                                        (a) |__|
                                                             __
                                                        (b) |_x|


     3.      SEC Use Only


     4.      Citizenship or Place of Organization

             United States


     Number of    5.     Sole Voting Power

       Shares             439,758 shares

    Beneficially  6.     Shared Voting Power

      Owned By            739,040 shares

       Each       7.     Sole Dispositive Power

    Reporting             439,758 shares

      Person      8.     Shared Dispositive Power

      With                739,040 shares


     9.      Aggregate Amount Beneficially Owned By Each Reporting
             Person

             1,178,798 shares


    10.      Check Box if the Aggregate Amount in Row (9) Excludes
             Certain Shares

             Beneficial ownership does not include 211,750 shares of Common Stock owned by a trust for the benefit of his son and 423,600 shares owned by his sons.


    11.      Percent of Class Represented by Amount in Row 9

             16.6 Percent


    12.      Type of Reporting Person

             IN


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                                                             Page 3 of 5


ITEM 1 (a)    Name of Issuer

              Uni-Marts, Inc.


ITEM 1 (b)    Address of Issuer's Principal Executive Offices

              477 East Beaver Avenue
              State College, PA  16801-5690


ITEM 2 (a)    Name of Person Filing

              Daniel D. Sahakian


ITEM 2 (b)    Address of Principal Business Office

              477 East Beaver Avenue
              State College, PA  16801-5690


ITEM 2 (c)    Citizenship

              United States


ITEM 2 (d)    Title of Class of Securities

              Common Stock


ITEM 2 (e)    Cusip Number

              904571 30 4


ITEM 3

              N/A




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                                                           Page 4 of 5


ITEM 4        Ownership

       (a)    1,178,798 shares
       (b)    16.6 percent
       (c)    (i)   439,758 shares
              (ii)  739,040 shares
              (iii) 439,758 shares
              (iv)  739,040 shares


ITEM 5        Ownership of Five Percent or Less of a Class

              N/A


ITEM 6        Ownership of More than Five Percent on Behalf of Another
Person

              Beneficial ownership of Common Stock includes 322,325 shares held by his spouse, 137,815 shares held as trustee for two trusts, 216,700 shares held by HFL
              Corporation, 62,200 shares held by Unico Corporation and options to purchase 27,000 shares.


ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

              N/A

ITEM 8        Identification and Classification of Members of a Group

              N/A


ITEM 9        Notice of Dissolution of a Group

              N/A


ITEM 10       Certification

              N/A






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                                                           Page 5 of 5

                              SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 14, 2002
                                      -------------------------------
                                                   Date

                                            /S/ DANIEL D. SAHAKIAN
                                      -------------------------------
                                                Signature

                                      Daniel D. Sahakian
                                      -------------------------------
                                                Name/Title